

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 31, 2006

<u>via U.S. Mail</u>
Raymond De Motte
President and Chief Executive Officer
Sterling Mining Company
2201 Government Way, Suite E
Couer d'Alene ID 83814

      Re: **Sterling Mining Company**
               Amendment No. 3 to Registration Statement on
               Form 10
               File No. 0-51669
               Filed May 10, 2006

Dear Mr. De Motte:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10/A</u>

<u>Consolidated Financial Statements, page 82</u>

1.   We note your response to comment 3 of our letter dated April 28, 2006, in which you state that you have expanded your segment disclosure to include: "This segment information pertaining to 2005 has been restated to reflect a change in the

composition of our reportable segments. The segment information pertaining to 2004 has been restated and is included in 2005." We could not locate this expanded disclosure in your amended Form 10. Please advise. Furthermore, we do not believe your 2005 segment information would be restated since the change in composition occurred in 2004.

Note 3 – Marketable Securities and Investments, page 97

2.   We note your response to comment 5 of our letter dated April 28, 2006. We further note that the fair values of your investments in the Chester Mining Company and Mineral Mountain mining options as of December 31, 2004 equaled their costs as of the acquisition date. Please provide us with your detailed Black Scholes pricing models for your investments in the options of these two companies that support your calculations of fair values as of the date of acquisition and December 31, 2004. Additionally, explain to us how the fair values between the two dates were the same considering changes in volatilities, interest rates, and expected lives over the period from acquisition to December 31, 2004.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or Tangela Richter, Branch Chief at (202) 551-3685 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
Mark Lehman, Esq.
Parsons, Bailey & Lattimer
(801) 536 6111